SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CNPJ/MF 76.483.817/0001-20 - NIRE 41300036535 - CVM Registration 1431-1

B3 (CPLE3, CPLE5, CPLE6)

NYSE (ELP, ELPC)

LATIBEX (XCOP, XCOPO)

Stages and Timetable for Migration to the Novo Mercado

PN Conversion, Right of Withdrawal, Redemption and Premium Payment

COMPANHIA PARANAENSE DE ENERGIA - COPEL ("Company"), further to Material Facts 4/25, 6/25, 7/25, 8/25, 9/25, 11/25, 12/25 and 13/25, hereby informs its shareholders and the market in general that, at a special meeting of preferred shareholders held on this date ("AGESP PN"), approved the ratification of the mandatory conversion of all preferred shares issued by the Company ("PNA") into common shares ("ON") and class "C" preferred shares, registered, book-entry and without par value ("PNC"), compulsorily redeemable, in the proportion of one new common share and one new PNC share for each PNA share ("PN Conversion").

AGESP PN is part of the measures necessary to complete the processes of changing Copel's shareholding structure and migrating the Company to the Novo Mercado segment of [B]³ S.A. - Brasil, Bolsa, Balcão ("B3" and, respectively, "Novo Mercado"), as approved at the 212th Extraordinary General Meeting - AGE, of August 22, 2025 ("AGE" and, respectively, "Migration to Novo Mercado").

To make the PN Conversion and the Migration to the Novo Mercado operational, the Company hereby informs you of the following:

1.	EXERCISE OF THE RIGHT OF WITHDRAWAL BY HOLDERS OF DISSENTING PREFERRED SHARES

As explained in the AGESP PN call documents, pursuant to article 137, paragraph 1, of Law no. 6404, of December 15, 1976, as amended ("Brazilian Corporate Law"), the ratification of the PN Conversion confers the right of withdrawal to the holders of PNA that did not approve the PN Conversion at the AGESP - whether due to dissent, abstention or absence ("Dissenting Shareholders").

In this way, Dissenting Shareholders may exercise their right to withdraw, by reimbursing the shares they demonstrably hold uninterruptedly between June 23, 2025 and the date of the effective exercise of the right to withdraw, under the terms of article 137, paragraph 1, of the Brazilian Corporate Law, and in accordance with the form and deadlines below ("Right to Withdraw").

1.1.	Conditions for Exercising the Right of Withdrawal

For the purposes of the Right of Withdrawal, Dissenting Shareholders are those holders of PNA shares who: (a) voted against the ratification of the PN Conversion at the AGESP PN; (b) abstained from voting on the ratification of the PN Conversion at the AGESP PN; or (c) did not attend the AGESP PN.

In addition, the shareholder in question must exercise the Right of Withdrawal in due time, within the period indicated in item 1.2 below.

Finally, it should be noted that the reimbursement of the value of the PNA shares resulting from the Right of Withdrawal will only be ensured in relation to the shares that the dissenting shareholder demonstrably holds between 23.06.2025 and the effective date of the exercise of the Right of Withdrawal.

1.2.	Deadline for exercising the Right of Withdrawal

The Right of Withdrawal may be exercised within 30 (thirty) days from 18.11.2025, the date of publication of the AGESP PN minutes, thus starting on 19.11.2025 and ending on 18.12.2025 (included).

The Right of Withdrawal must be exercised by the Dissenting Shareholders expressly stating their intention to exercise it within the above period, noting that, under the terms of article 137, paragraph 4, the Right of Withdrawal will lapse if the dissenting shareholder does not exercise it in a timely manner.

1.3.	Refund amount

In accordance with article 107 of the Company's Bylaws, the reimbursement amount in the event of the exercise of the Right of Withdrawal by holders of PNA shares will correspond to the book value of the share, calculated on the basis of the net equity included in the latest financial statements approved by the general meeting, ensuring the right to draw up a special balance sheet as provided for in article 45 of the Brazilian Corporate Law.

Based on this criteria, the equity value of the Company's shares calculated on the basis of the financial statements for the fiscal year ending December 31, 2024, adjusted on the basis of shareholders' equity divided by the number of outstanding shares, excluding treasury shares, corresponds to R$8.6467556201 per share.

1.4.	Expected date for payment of the reimbursement

The Company clarifies that the effective payment of the reimbursement amount for the PNA shares is scheduled for December 19, 2025.

1.5.	Procedures for Exercising Withdrawal Rights

Positions held in custody at the Bookkeeping Office. Dissenting Shareholders whose shares are held in custody at Itaú Corretora de Valores S.A., the institution responsible for the bookkeeping of shares issued by the Company ("Bookkeeper"), and who wish to exercise the Right of Withdrawal, must attend any branch of the Bookkeeper in due time, carrying the following documents:

(i)	Individuals: (a) identity document; (b) proof of registration with the Ministry of Finance's Register of Individuals ("CPF"); (c) proof of residence; and (d) signed letter, digitally with ICP or with a notarized signature, expressing the right of withdrawal and specifying the quantity and type of shares, as well as the bank details for payment; and

(ii)	Legal Entity: (a) original and copy of the bylaws and minutes of election of the current board of directors or a certified copy of the consolidated articles of association or bylaws; (b) proof of registration with the Ministry of Finance's National Register of Legal Entities (CNPJ); (c) a certified copy of the corporate documents proving the powers of the signatory of the subscription form; (d) a certified copy of the identity document, CPF and proof of residence of the signatory(s); and (e) a signed letter, digitally with ICP or with a notarized signature, expressing the right to withdraw and specifying the number and type of shares, as well as the bank details for payment.

In the case of representation by proxy, the public instrument of mandate with specific powers must be presented, together with the documents mentioned above, as the case may be, of the grantor and the proxy.

Dissenting Shareholders resident abroad may be required to present other documents of representation, under the terms of the applicable legislation.

In the event of any queries, Dissenting Shareholders may contact the Bookrunner, on working days, from 9 a.m. to 6 p.m., at the following telephone numbers: (i) capitals and metropolitan regions: +55 (11) 3003-9285; and (ii) other locations: 0800 7209285.

Positions held in custody at the Central Depository. Dissenting shareholders whose shares are held in custody at B3's Central Asset Depository ("Central Depository") and who wish to exercise the Right of Withdrawal must, in due time, express their interest in the Right of Withdrawal through their respective custody agents, contacting them sufficiently in advance to take the necessary measures and to consult them regarding the necessary documents.

1.6.	Reconsideration of the Resolution

Pursuant to article 137, paragraph 3, of the Brazilian Corporate Law, the Company notes its right to call a general meeting to ratify or reconsider the resolution, if the directors believe that the payment of the reimbursement price of the PNA shares to the Dissident Shareholders who exercise the Right of Withdrawal will jeopardize the Company's financial stability.

2.	PNC REDEMPTION

As decided at the EGM, the redemption of PNC ("Redemption") was approved, subject to the completion of the PN Conversion.

Considering the approval of the PN Conversion at the EGM and its ratification by AGESP PN, the PN Conversion is scheduled to be carried out on December 19, 2025, in this sense, the Redemption will be carried out compulsorily and automatically immediately after the PN Conversion, for the amount of R$ 0.7749 per PNC share redeemed ("Redemption Amount"), without reducing the share capital, using available profit and capital reserves.

2.1.	Investors resident in Brazil

The potential gains earned by the Company's PNC shareholders who are resident in Brazil, including individuals and legal entities, investment funds or other entities, as a result of the Redemption, may be subject to income tax and other taxes, in accordance with the legal and regulatory rules applicable to each category of investor, and these investors should consult their advisors on the applicable taxation and be responsible for the eventual payment of the applicable taxes.

2.2.	Non-resident investors

Due to the responsibility provided for in the applicable legislation, the Company will have the right to withhold part of the amount due to the Company's shareholders who are not resident in Brazil, in an amount corresponding to the Withholding Income Tax ("IRRF") relating to any capital gain earned by such investors because of the Redemption.

The capital gain will correspond to the positive difference, if any, between (i) the Redemption Amount; and (ii) the acquisition cost of the shares issued by the Company of each non-resident investor. The IRRF will be withheld and collected by the Company in accordance with the legal and regulatory rules applicable to each type of non-resident investor in Brazil, observing the rates of 15%, 15% up to 22.5%, or the rate of 25% in the event of a shareholder who is resident in a country or dependency with favored taxation, under the terms of the legislation and regulations of the Federal Revenue Secretariat of Brazil. Any IRRF withheld and paid by the Company will be deducted from the amount owed to these shareholders as the Redemption Amount.

In order to make it possible to calculate any capital gain, shareholders who are not resident in Brazil must complete and deliver electronically to the Company, directly or through their custody agents, the model spreadsheet in Appendix I to this notice to shareholders, which must be completed and sent by the shareholder by e-mail to the following address: ri.copel.com, with the subject "Redemption - Capital Gain". The amounts indicated in the model spreadsheet as the cost of acquisition must be accompanied by reliable and appropriate documentation (e.g. broker's statements), which must also be attached to the e-mail. Such information and documents must be forwarded in accordance with the instructions contained herein by 18:00 on 23.12.2025.

The Company will use the information provided to it in the above form to calculate the capital gain, and the shareholders are responsible for the veracity and completeness of such information and documents. Under the terms of the legislation and regulations of the Brazilian Federal Revenue Service, the Company will: (i) consider the acquisition cost to be zero for non-resident shareholders who fail to forward the acquisition cost of the shares issued by the Company and the corresponding supporting documentation in accordance with the instructions and within the period indicated above; and (ii) apply a 25% tax rate on the gains of non-resident shareholders in Brazil who, within the same period, fail to inform their country or dependency of residence or tax domicile.

3.	PLANNED TIMETABLE

Considering the information described in this notice to shareholders and in line with letter 420/2025-DER, issued by B3 on 5.11.2025, which granted the Migration to the Novo Mercado conditional on the signing of the Novo Mercado participation agreement and the disclosure of the documentation dealing with the operationalization of the PN Conversion, the Company informs that the Migration to the Novo Mercado schedule will be as follows:

Date	Event/Observation
Publication of AGESP PN minutes	18.11.2025
Start of Right of Withdrawal	19.11.2025
End of Right of Withdrawal	18.12.2025
Payment of the redemption value of the PN shares resulting from the Right of Withdrawal PN conversion Redemption Last day of trading of PNA shares on B3	19.12.2025
Date of commencement of trading of ON shares on the Novo Mercado (Migration to Novo Mercado)	22.12.2025
Final date for non-resident investors to report the capital gain resulting from the Redemption (until 6:00 p.m. Brasília time)	23.12.2025
Crediting of ordinary shares on the New Market	26.12.2025
Payment of the redemption amount by PNC	30.12.2025
(*) All dates set for future events are merely indicative and are subject to change, extension or anticipation without prior notice, at the Company's discretion. Any changes to the schedule will be disclosed, as necessary, by means of a notice or communication to be posted on the Company's, CVM's and B3's websites.

4.	ADDITIONAL INFORMATION

The relevant documents relating to the Migration to the Novo Mercado are available for consultation on the Company's (https://ri.copel.com/), CVM's (www.gov.br/cvm) and B3's (www.b3.com.br) websites.

Reaffirming its commitment to transparency, in compliance with the applicable laws and regulations and in line with the best corporate governance practices, the Company reinforces that it will keep its shareholders and the market in general informed about relevant developments and progress, through its usual disclosure channels mentioned above.

Curitiba, November 17, 2025

Felipe Gutterres

Vice-President of Finance and Investor Relations

For further information, please contact the Investor Relations team:
ri@copel.com or (41) 3331-4011

APPENDIX I

ACQUISITION COST INFORMATION1

Name	CPF/CNPJ	Residence Tax	Compliance with CMN Resolution 4.373/2014?	Number of shares	Date of acquisition	Acquisition cost
		(country)	(yes/no)

1 The information must be sent in .xls format (Excel file), accompanied by the corresponding supporting documentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 17, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.